Filed by Hercules Offshore, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TODCO

Commission File No.: 1-31983

TO: All Employees of

Hercules Offshore and TODCO

Merger-Related Questions and Answers

Immediately after the announcement of the merger of Hercules Offshore and TODCO on March 19, 2007, senior management teams from both companies traveled to multiple field locations for “Town Hall” style meetings. Below are some of the questions raised by employees at those meetings and through our e-mail address, employeequestions@Herculesoffshore.com, as well as the answers that we can provide at this time. We encourage all Hercules and TODCO employees to continue to submit questions through the merger e-mail address.

While we do not have definitive answers to all of the questions at this time and cannot answer questions on certain topics in light of the Department of Justice’s pre-merger antitrust review process, we can answer some of the questions. As frequently as we can, we will publish those answers and additional questions via an e-mail.

Finally, please remember that while Hercules Offshore and TODCO can PLAN for the integration of the two companies, they may not IMPLEMENT those plans until the transaction is approved and has closed. Therefore, Hercules Offshore and TODCO must continue to operate in the ordinary course of business, including by competing vigorously and by not changing existing corporate policies during this period of time.

THE MERGER

1.	What is a “merger”?

A merger occurs when two companies create a single new company rather than remain separately owned and operated. Hercules Offshore and TODCO have agreed to join together to serve the oil and gas service industry needs throughout the world. Our intentions are to combine the strengths of both companies to form a stronger, more vital oil and gas service company. The merger creates a new leader in jackup drilling and combines a leader in liftboats and barge drilling.

2.	Why are our companies merging?

We are merging to create a stronger company. The resulting company should enable us to provide enhanced customer support and a wider variety of products and services worldwide.

3.	Who initiated the merger? And how long have you been working on the merger?

The management teams of both companies first contemplated the possibility of a merger over a year ago. However, at that time, the economic conditions were not right for the merger, and discussions were broken off for some time. The management teams began discussing the merger again in January 2007.

4.	What is the timeframe for completing the merger?

Closing of the transaction is anticipated in mid 2007.

5.	What is the biggest obstacle that must be addressed before the merger is completed?

There are a number of conditions to the closing of the merger, including the receipt of regulatory approvals such as approvals from the Department of Justice and Securities and Exchange Commission. In addition, the stockholders of each company must approve the merger. Both parties anticipate receiving these approvals in the late spring and early summer of 2007.

ORGANIZATION

6.	What is the business strategy of the two companies?

The business strategy is to continue to grow the company and focus on shallow water assets, both domestically and internationally. The combined company will have operations in 10 countries on five continents. The company intends on exploring increased operations in these and other international locations.

7.	Who is on the Integration Planning Steering Committee and what does the Committee do?

The Integration Planning Steering Committee is made up of John Rynd, Jim Noe and Lisa Rodriguez from Hercules Offshore and David Crowley, Michael Donaldson, and Dale Wilhelm from TODCO. The Committee has appointed working teams from various disciplines that will help ensure the successful integration of TODCO and Hercules Offshore.

The Integration Planning Steering Committee will have ultimate responsibility for the planning of the transition to the newly combined entity. The Integration Planning Teams will have responsibility for the day-to-day implementation of the integration process by ensuring the overall coordination of the integration across functional groups.

8.	How will we integrate the cultures?

The cultures of both companies are based on very similar principles—safety, integrity, service and people. Therefore, although there will certainly be challenges, it is expected that the two companies’ cultures will be effectively melded fairly quickly once the merger is approved. Because a mutually acceptable culture is one of the keys to the successful joining of two companies, the culture will be one of the Integration Planning Team’s most important areas of focus.

9.	How will the new organization be structured?

The Integration Team will begin working on this issue as soon as it can, but certain issues, such as this one, can only be addressed after we are further along in the process of obtaining governmental approval for the proposed merger. The Integration Planning Steering Committee will promptly provide information regarding this issue once it has completed that work.

EXPECTED BENEFITS OF THE MERGER

10.	How would our employees expect to benefit by this merger?

We expect our employees will benefit from working for a more competitive company with enhanced financial resources, expanded operations, improved training opportunities, and growth prospects in an increasingly global business.

11.	How will our customers expect to benefit from this merger?

Our customers should benefit from this merger through improved operational efficiency and support in the field, a wider product and services offering, and a greater combined pool of professionals.

OUR PEOPLE

12.	What does the merger do for employees? Will the merger create opportunities for our employees overall?

We expect our employees will benefit from working for a larger company with enhanced financial resources, expanded operations, improved training opportunities and improved growth prospects in an increasingly global business. The integration of both companies should create opportunities for employees to do new things, work in different areas and expand their knowledge base and careers.

13.	When will we find out what each of us will be doing?

The Integration Planning Teams will begin working on this issue as soon as it can, but certain issues, such as this one, can only be addressed after we are further along in the process of obtaining governmental approval for the proposed merger. The Integration Planning Team will promptly provide information regarding this issue once it has completed that work.

14.	How have employees reacted to the announced merger thus far?

Generally, employees have been very excited about the merger and about being a part of Hercules Offshore in the future.

15.	Will there be any reductions in the workforce?

We anticipate that the majority of the workforce will not experience significant change. We expect this transaction will have minimal, if any, impact on operations, in particular.

16.	Will there be a hiring freeze?

No, we intend to continue with business as usual. We will continue to hire employees on an as needed basis in line with normal business. Further, as the combined company accomplishes its growth strategies, additional people may be necessary.

17.	Will we report to new supervisors or managers?

The Integration Planning Steering Committee will be looking at both organizations in their entirety to determine how best to structure the organization. This may mean that some of you may be reporting to a different manager.

18.	How many employees do the two organizations have today?

Currently, both companies combined have approximately 4,100 employees worldwide.

19.	What are the challenges associated with the merger?

There is a lot of uncertainty regarding the exact timing of closing the merger, the future organization structure, and potential reassignment of resources. We understand that uncertainty leads to stress and will continue working to make this period of transition as smooth as possible.

20.	I am feeling very stressed and need to speak with someone. Whom may I speak with?

Change is stressful. You should speak with your immediate supervisor or Human Resources contact. We also have an e-mail address that you can go to and post a question about the merger: mailto:employeequestions@Herculesoffshore.com

21.	How are we going to combine the Houston facilities? If so, where will the offices be located?

We plan to combine the Houston facilities. The Integration Planning Steering Committee has engaged a third-party broker to evaluate the real estate options for the Houston facility. The broker has determined that neither of the current locations have sufficient available space for the combined company. The broker is evaluating other available locations in Houston.

22.	Are there any planned mandatory relocations for the Houston, Houma or Lafayette personnel?

No, there are no planned mandatory relocations in the foreseeable future.

BENEFITS

23.	What about employee benefits?

This is one of many areas we will be examining together to make the best decisions. We will review employee benefits and employee costs at TODCO and Hercules Offshore, as well as in the market in general. We hope to optimize the benefits you receive with the better purchasing power of the larger company.

24.	How will compensation change?

The companies will each continue with their current compensation programs until the merger is complete. Both companies strive to offer competitive compensation programs; therefore, we do not anticipate any reductions to wages after the merger.

25.	What is this going to do for the 401(k) match?

The Integration Steering Committee will evaluate all Hercules and TODCO programs and determine the best course of action for Hercules Offshore. In the meantime, Hercules’ and TODCO’s 401(k) plans will continue to be administered as they have been in the past, based on the current plan designs.

26.	If some jobs are impacted by the merger, will there be a severance plan for those employees?

While we anticipate that the majority of the workforce will not experience significant change due to the tight labor market and our continuing strategy to grow the company, we do recognize that the next few months will create uncertainty for our workforce. In March of this year TODCO announced a severance plan that details severance benefits to certain TODCO employees who are involuntarily terminated as a result of the merger.

27.	Will an employee who previously worked at TODCO but now works at Hercules Offshore get credit for his/her previous years of service at TODCO when the merger is completed?

Yes, the previous years of service will be credited.

28.	What about raises and bonuses?

Both companies will independently continue with their current programs until the merger is completed, at which point we will determine the best option for our employees. We will remain competitive in the marketplace.

29.	Will I receive new coveralls?

Yes, you will. We plan on distributing coveralls shortly after the merger and continuing both companies’ policy of issuing coveralls every six months.

TECHNOLOGY SYSTEMS

30.	What about ERP systems?

TODCO utilizes the Lawson ERP System. Hercules utilizes Solomon, but at the time of the announcement of the merger, Hercules Offshore was in the process of implementing the Oracle ERP System. The Oracle implementation project has been postponed. The Integration Planning Steering Committee has engaged Hitachi Consulting to evaluate the functionality of Lawson and Oracle and to propose how we will bring our ERP systems together.

TODCO PROGRAMS

31.	Are we going to continue the Care and Concern Program?

The combined management team of Hercules Offshore and TODCO is committed to the respect, care and concern for all employees, the provision of a safe working environment and the sharing and implementation of best practices.

CUSTOMER FEEDBACK

32.	Have we received any customer feedback?

Many of our customers have gone through the merger process themselves and understand our reasons for this transaction. Many are pleased and believe they will benefit from the greater scope of capabilities of Hercules Offshore.

CONTINUE TO COMPETE

33.	How should we answer the phone? What company name should we use?

The phones should be answered in the same professional manner as they are today until the merger is completed. At that time, new guidelines will be distributed.

34.	Should we order new business cards and letterhead? When?

Continue to use your business cards and letterhead from the respective companies. The Integration Planning Steering Committee will inform you when the new business cards may be used.

35.	How much customer overlap is there between the two companies?

There is some customer overlap between the companies. However, it is critical from a legal perspective that we continue to compete as we do today, regardless of the overlap.

DO’S AND DON’TS

36.	What “Do’s” and “Don’ts” apply to me?

Do work safely. It is a top priority.

Do act as competitors, because we are competitors until the merger legally closes.

Do conduct business as usual.

Do communicate with your management — the best way to weather change is to be a part of the process.

Do retain information that might be requested by reviewing authorities. Further instruction will follow with this regard.

Do not share information with our merger partner, especially competitive information such as pricing lists, customer lists, supplier agreements, etc., except via the Integration Planning Teams. The Integration Planning Teams are working closely with the parties’ Legal departments to ensure compliance with applicable laws.

Do not meet or have discussions with our merger partner unless requested by the Integration Planning Teams or Legal team.

Do not share any information about the merger with customers or suppliers that has not already been made public through a press release or SEC filing.

Do not steer customers to one party or the other for jackup drilling in an effort to “ease the transition”.

Forward-Looking Statements

This information for employees of Hercules Offshore and TODCO contains forward-looking statements that are uncertain and are subject to a number of risks and assumptions, including the factors described in the Form S-4 filed by Hercules Offshore and in the other filings of the two companies with the Securities and Exchange Commission, which can be found on both companies’ web sites or www.sec.gov. Hercules Offshore and TODCO caution you that forward-looking statements, including statements about what we expect or anticipate, are not guarantees of future performance and that actual results or developments, including the timing and effects of the merger, may differ materially from those described or implied in these statements.

Additional Information and Where to Find It

In connection with the proposed merger, Hercules has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Hercules and TODCO and that also constitutes a prospectus of Hercules. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HERCULES, TODCO AND THE MERGER.

Investors and security holders of Hercules and TODCO may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Hercules and TODCO (when they become available), free of charge, at the SEC’s website at http://www.sec.gov. Copies of the joint proxy statement/prospectus may also be obtained free of charge by directing a request to Hercules by contacting its investor relations department at 713- 979-9832 or by accessing its website at http://www.herculesoffshore.com or TODCO by contacting its investor relations department at 713-278-6014 or by accessing its website at http://www.theoffshoredrillingcompany.com.

Hercules, TODCO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hercules and TODCO in connection with the merger. Information about the directors and executive officers of Hercules and TODCO and their ownership of Hercules’ common stock is set forth in the Registration Statement on Form S-4 filed by Hercules with the SEC on April 24, 2007. Information about the directors and executive officers of TODCO and their ownership of TODCO common stock is set forth in Form 10-K/A (Amendment No. 1) which was filed with the SEC on April 24, 2007. Investors may obtain free copies of these documents from Hercules and TODCO using the contact information above. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement on Form S-4.